Date: August 18, 2022	510 Burrard St, 3rd Floor Vancouver BC, V6C 3B9 www.computershare.com

To: All Canadian Securities Regulatory Authorities

Subject: IM CANNABIS CORP.

Dear Sir/Madam:

We advise of the following with respect to the upcoming Meeting of Security Holders for the subject Issuer:

Meeting Type :		Annual General and Special Meeting (CANCELLED)
Record Date for Notice of Meeting :		September 07, 2022 (CANCELLED)
Record Date for Voting (if applicable) :		September 07, 2022 (CANCELLED)
Beneficial Ownership Determination Date :		September 07, 2022 (CANCELLED)
Meeting Date :		October 20, 2022 (CANCELLED)
Meeting Location (if available) :		Toronto, ON
Issuer sending proxy related materials directly to NOBO:		Yes
Issuer paying for delivery to OBO:		No

Notice and Access (NAA) Requirements:
NAA for Beneficial Holders		No
NAA for Registered Holders		No

Voting Security Details:

Description	CUSIP Number	ISIN
COMMON	44969Q208	CA44969Q2080

Sincerely,

Computershare

Agent for IM CANNABIS CORP.